================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (AMENDMENT NO. 1)*

                              SPECTRUM BRANDS, INC.
                                (Name of Issuer)

                    COMMON STOCK (PAR VALUE $0.01 PER SHARE)
                         (Title of Class of Securities)

                                    84762L105
                                 (CUSIP Number)

                              WILLIAM R. LUCAS, JR.
                          ONE RIVERCHASE PARKWAY SOUTH
                            BIRMINGHAM, ALABAMA 35244
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  MAY 20, 2008
                      (Date of Event which Requires Filing
                               of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND/OR HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. (COLLECTIVELY, THE "FUNDS"). ALL OTHER ENTITIES AND PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR BOTH OF THE FUNDS.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

CUSIP No. 84762L105                                                Page 2 of 19


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Master Fund I, Ltd.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,500,000
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,500,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,500,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

CUSIP No. 84762L105                                                Page 3 of 19


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Offshore Manager, L.L.C.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,500,000
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,500,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,500,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

CUSIP No. 84762L105                                                Page 4 of 19


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         HMC Investors, L.L.C.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,500,000
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,500,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,500,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

CUSIP No. 84762L105                                                Page 5 of 19


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Special Situations Fund, L.P.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,700,000
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      1,700,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,700,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

CUSIP No. 84762L105                                                Page 6 of 19


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Special Situations GP, L.L.C.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,700,000
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      1,700,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,700,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

CUSIP No. 84762L105                                                Page 7 of 19


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         HMC - New York, Inc.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,700,000
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      1,700,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,700,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

CUSIP No. 84762L105                                                Page 8 of 19


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbert Management Corporation

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Alabama
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               5,200,000
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      5,200,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,200,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

CUSIP No. 84762L105                                                Page 9 of 19


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Philip Falcone

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               5,200,000
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      5,200,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,200,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

CUSIP No. 84762L105                                                Page 10 of 19


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Raymond J. Harbert

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               5,200,000
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      5,200,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,200,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

CUSIP No. 84762L105                                                Page 11 of 19


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Michael D. Luce

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               5,200,000
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      5,200,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,200,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

CUSIP No. 84762L105                                                Page 12 of 19


         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement, dated February 28, 2008 (the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Spectrum Brands, Inc., a Wisconsin corporation (the "Issuer"). This Amendment No. 1 is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), an investment fund, Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Manager"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC
Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), an investment fund, Harbinger Capital Partners Special Situations GP, LLC ("HCPSS"), the general partner of the Special Fund, HMC - New York, Inc. ("HMCNY"), the managing member of HCPSS, Harbert Management Corporation ("HMC"), the parent of HMCNY, Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a shareholder of HMC and Michael D. Luce, a shareholder of HMC (each of the Master Fund, Harbinger Manager, HMC Investors, the Special Fund, HCPSS, HMCNY, HMC and Messrs. Falcone, Harbert and Luce, a "Reporting Person", and collectively, the "Reporting Persons"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D. As specifically amended and supplemented by this Amendment No. 1, the Schedule 13D shall remain in full force and effect.

Item 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended by adding the following between the first and second paragraphs of such Item 4:

         On May 20, 2008, Salton, Inc., a Delaware corporation ("Salton") and controlled affiliate of each of the Reporting Persons, Applica Pet Products LLC, a Delaware limited liability company (together with Salton, the "Purchaser"), a direct wholly-owned subsidiary of Salton and controlled affiliate of each of the Reporting Persons, and the Issuer entered into a definitive Purchase Agreement (the "Purchase Agreement") for the purchase of the Issuer's Global Pet Business (the "Transaction"). Subject to the conditions contained in the Purchase Agreement, the Purchaser will pay the Issuer $692.5 million in cash and will transfer to the Issuer (i) a principal amount of the Issuer's Variable Rate Toggle Senior Subordinated Notes due 2013 equal to $98 million less an amount equal to accrued and unpaid interest on such notes since the dates of the last interest payment for such notes (the "Transferred Variable Rate Notes") and (ii) a principal amount of the Issuer's 7 3/8 percent Senior Subordinated Notes due 2015 equal to $124.5 million less an amount equal to accrued and unpaid interest on such notes since the dates of the last interest payments for such notes (together with the Transferred Variable Rate Notes, the "Transferred Notes"). Under the terms of the Purchase Agreement, the purchase price is subject to customary adjustments, including for the financial performance of the Global Pet Business derived from the 2007 audited financial statements of the Global Pet Business, changes in working capital prior to closing and certain expenses incurred in connection with the Transaction. Funding for the Transaction (including the Transferred Notes that will be transferred to the Issuer) will be provided by an equity investment in the Purchaser by the Master Fund and the Special Fund, pursuant to the terms and conditions of the Commitment Letters (as defined below). The Purchase Agreement is incorporated by reference into this Item 4 and was previously filed as
Exhibit 2.1 on Form 8-K filed by Salton and dated May 27, 2008 (SEC file no. 001-14857).

Item 6. CONTRACTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended by adding the following:

         The information contained in the amendment to Item 4 above is hereby incorporated into this Item 6 by reference.

         On May 20, 2008, the Master Fund entered into a commitment letter with Salton (the "Master Fund Commitment Letter") and the Special Fund entered into a commitment letter with Salton (the "Special Fund Commitment Letter" and together with the Master Fund Commitment Letter, the "Commitment Letters"). The Master Fund Commitment Letter is incorporated by reference into this Item 6 and was previously filed as Exhibit 99.1 on Form 8-K filed by Salton and dated May 27, 2008 (SEC file no. 001-14857). The Special Fund Commitment Letter is

CUSIP No. 84762L105                                                Page 13 of 19


incorporated by reference into this Item 6 and was previously  filed as Exhibit
99.2 on Form  8-K  filed  by  Salton  and  dated  May 27,  2008  (SEC  file no.
001-14857).

         On May 20, 2008, the Master Fund, the Special Fund and the Issuer acknowledged and agreed pursuant to the terms of a letter agreement to amend and restate the definition of "Standstill Period" set forth in the Confidentiality and Standstill Agreement in its entirety to read as follows:

    "'Standstill Period' shall mean the period commencing on the date hereof and ending on the earliest of (a) in the event of a termination of the definitive agreement in respect of the Transaction (the "Purchase Agreement") in accordance with its terms in a circumstance that results in an obligation of Salton to pay Liquidated Damages (as defined in the Purchase Agreement), on the thirtieth (30th) day following such termination, and upon any other termination of the Purchase Agreement, the date of such termination, (b) the consummation of the transactions contemplated by the Purchase Agreement, (c) the date that any third party initiates a tender or exchange offer for, or otherwise publicly proposes or agrees to acquire, any or all of the outstanding common stock or voting power of the Company, and (d) the date that the Company publicly announces that it has entered into a definitive agreement to merge with a third party, sell assets representing 15% or more of its total assets to a third party (excluding the transactions contemplated by the definitive agreement in respect of the Transaction), sell voting securities representing more than 15% of its total voting power to any third party or enters into a definitive agreement to, or announces an intention to undertake or pursue, a recapitalization, any transaction that would be inconsistent with or interfere with the Transaction, a debt refinancing or a restructuring (excluding any announcement by the Company of how it intends to utilize the net proceeds from the Transaction)."

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended by adding the following:

         Exhibit C: Joint Filing Agreement

         Exhibit D: Purchase Agreement, dated as of May 20, 2008, by and among Salton, Inc., Applica Pet Products LLC and Spectrum Brands, Inc. is incorporated by reference into the Schedule 13D as Exhibit 2.1 on Form 8-K filed by Salton and dated May 27, 2008 (SEC file no. 001-14857).

         Exhibit E: Commitment Letter, dated as of May 20, 2008, by and among Harbinger Capital Partners Master Fund I, Ltd. and Salton, Inc. and acknowledged by Applica Pet Products LLC is incorporated by reference into the
Schedule 13D as Exhibit 99.1 on Form 8-K filed by Salton and dated May 27, 2008 (SEC file no. 001-14857).

         Exhibit F: Commitment Letter, dated as of May 20, 2008, by and among Harbinger Capital Partners Special Situations Fund, L.P. and Salton, Inc. and acknowledged by Applica Pet Products LLC is incorporated by reference into the
Schedule 13D as Exhibit 99.2 on Form 8-K filed by Salton and dated May 27, 2008 (SEC file no. 001-14857).

CUSIP No. 84762L105                                                Page 14 of 19


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HMC INVESTORS, L.L.C.


                                By:  /s/ William R. Lucas, Jr.
                                ---------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.


                                By:  Harbinger Capital Partners Special
                                     Situations GP, LLC
                                     Managing Member


                                By:  HMC - New York, Inc., Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President

CUSIP No. 84762L105                                                Page 15 of 19


                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC


                                By:  HMC - New York, Inc., Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President


                                HMC - NEW YORK, INC.


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HARBERT MANAGEMENT CORPORATION


                                By:  /s/ William R. Lucas, Jr.
                                     -------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President
                                            & General Counsel

CUSIP No. 84762L105                                                Page 16 of 19



                                /s/ Philip Falcone
                                ------------------------------------
                                Philip Falcone



                                /s/ Raymond J. Harbert
                                ------------------------------------
                                Raymond J. Harbert



                                /s/ Michael D. Luce
                                ------------------------------------
                                Michael D. Luce


May 27, 2008

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 84762L105                                                Page 17 of 19


                                                                      EXHIBIT C

                                   AGREEMENT

         The undersigned agree that this Schedule 13D dated May 27, 2008 relating to the Common Stock ($0.01 par value per share) of Spectrum Brands, Inc. shall be filed on behalf of the undersigned.


                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HMC INVESTORS, L.L.C.


                                By:  /s/ William R. Lucas, Jr.
                                ---------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.


                                By:  Harbinger Capital Partners Special
                                     Situations GP, LLC
                                     Managing Member

CUSIP No. 84762L105                                                Page 18 of 19


                                By:  HMC - New York, Inc., Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC


                                By:  HMC - New York, Inc., Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President


                                HMC - NEW YORK, INC.


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HARBERT MANAGEMENT CORPORATION


                                By:  /s/ William R. Lucas, Jr.
                                     -------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President
                                            & General Counsel

CUSIP No. 84762L105                                                Page 19 of 19



                                /s/ Philip Falcone
                                ------------------------------------
                                Philip Falcone



                                /s/ Raymond J. Harbert
                                ------------------------------------
                                Raymond J. Harbert



                                /s/ Michael D. Luce
                                ------------------------------------
                                Michael D. Luce


May 27, 2008

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest there.